FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2005

WAVECOM S.A.

3, esplanade du Foncet

F-92442 Issy-Les-Moulineaux Cedex, France

Tel:  00 33 1 46 29 08 00

 (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  No

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.]

UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

and

OPERATING AND FINANCIAL REVIEW

For the three months ended March 31, 2005

WAVECOM S.A.

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except for share and per share data)

Prepared in accordance with U.S. generally accepted accounting principles.

Three months ended
	March 31,	March 31,
	2004	2005
	Euro	Euro
Revenues :
Product sales	38 298	34 868
Technology development and other services	437	110
Licensing revenue	-	3 391
	38 735	38 369
Cost of revenues :
Cost of goods sold	30 095	21 037
Cost of services	1 444	60
	31 539	21 097
Gross profit	7 196	17 272
Operating expenses :
Research and development	14 102	5 869
Sales and marketing	3 339	3 048
General and administrative	6 318	4 514
Restructuring costs	1 078	2 086
Total operating expenses	24 837	15 517
Operating income (loss)	(17 641)	1 755
Interest income and other financial income, net	479	254
Foreign exchange gain (loss), net	2 239	1 447
Total financial income (loss)	2 718	1 701
Gain (loss) before minority interests and income taxes	(14 923)	3 456
Minority interests	-	-
Gain (loss) before income taxes	(14 923)	3 456
Income tax expense (benefit)	(117)	378
Net income (loss)	(14 806)	3 078
Basic net gain (loss) per share	(0.97)	0.20
Diluted net gain (loss) per share	(0.97)	0.20
Number of shares used for computing :
- basic net income (loss) per share	15 240 894	15 349 945
- diluted net income (loss) per share	15 240 894	15 412 776

See notes to unaudited condensed financial statements

WAVECOM S.A.

WAVECOM S.A.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)
Prepared in accordance with U.S. generally accepted accounting principles.

	At December 31,	At March 31,
	2004	2005
	Euro	Euro
ASSETS

Current assets :
Cash and cash equivalents	53 318	54 372
Accounts receivable, net	22 864	23 328
Inventory, net	16 409	12 298
Value added tax recoverable	1 102	1 033
Prepaid expenses and other current assets	5 481	4 462
Total current assets	99 174	95 493
Other assets :
Other intangible and tangible assets, net	12 617	9 944
Long-term investments	9 017	7 135
Other assets	5 295	4 538
Research tax credit	1 486	1 502
Deferred tax assets	9 617	9 617
Total assets	137 206	128 229

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities :
Accounts payable	36 393	31 181
Accrued compensation	8 089	7 176
Other accrued expenses	32 217	27 560
Current portion of capitalized lease obligations	466	386
Deferred revenue and advances received from customers	820	749
Other liabilities	731	275
Total current liabilities	78 716	67 327

Long-term liabilities :
Long-term portion of capitalized lease obligations	302	227
Other long-term liabilities	1 732	1 282
Total long-term liabilities	2 034	1 509

Minority interests	-	-

Shareholders' equity :
Shares, Euro 1 nominal value, 15,506,290 shares authorized, issued and outstanding at
March 31, 2005 (15,506,290 at December 31, 2004)	15 506	15 506
Additional paid-in capital	137 039	137 039
Treasury stock at cost (156,345 shares at March 31, 2005 and December 31, 2004)	(1 312)	(1 312)
Retained deficit	(93 344)	(90 266)
Accumulated other comprehensive loss	(1 433)	(1 574)
Total shareholders' equity	56 456	59 393
Total liabilities and shareholders' equity	137 206	128 229

See notes to unaudited condensed financial statements

WAVECOM S.A.

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

Prepared in accordance with U.S. generally accepted accounting principles.

	Three months ended March 31,
	2004	2005

	Euro	Euro
Cash flows from operating activities
Net income (loss)	(14 806)	3 078
Adjustments to reconcile net income (loss) to net cash provided from operating activities
Amortization of intangible and tangible assets	3 458	2 175
Reversal of impairment of tangible assets	-	(236)
Loss on sales and retirement of tangible assets	48	883
Reversal of long term investment depreciation	(306)	-
Amortization of deferred stock-based compensation	23	-
Net decrease in cash from working capital items	(10 173)	(6 682)
Net cash used by operating activities	(21 756)	(782)
Cash flows from investing activities
Disposal of long term investments	452	1 882
Purchases of intangible and tangible assets	(1 391)	(539)
Proceeds from sale of intangible and tangible assets	13	530
Net cash provided by (used in) investing activities	(926)	1 873
Cash flows from financing activities
Principal payments on capital lease obligations	(231)	(155)
Proceeds from exercise of stock options and founders' warrants	712	-
Net cash provided by (used in) financing activities	481	(155)
Effect of exchange rate changes on cash and cash equivalents	(203)	118
Net increase (decrease) in cash and cash equivalents	(22 404)	1 054
Cash and cash equivalents, beginning of period	110 705	53 318
Cash and cash equivalents, end of period	88 301	54 372

See notes to unaudited condensed financial statements

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(in thousands of euro, except share data)

	Shares
	Number	Amount	Additional paid in capital	Treasury stock	Retained Earnings (Loss)	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity

Balance at December 31, 2004	15,506,290	€ 15,506	€ 137,039	€ (1,312)	€ (93,344)	€ (1,433)	€ 56,456
Comprehensive income:
Net income					3,078		3,078
Other						139	139
Foreign currency translation						(280)	(280)
Total comprehensive income (loss)					3,078	(141)	2,937
Balance at March 31, 2005	15,506,290	€ 15,506	€ 137,039	€ (1,312)	€ (90,266)	€ (1,574)	€59,393

See notes to unaudited condensed financial statements

WAVECOM S.A.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

1. Summary of significant accounting policies

Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month period ended March 31, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005. These condensed consolidated financial statements should be read in conjunction with Wavecom’s audited consolidated financial statements and footnotes thereto included in Company’s annual report on Form 20-F for the year ended December 31, 2004.

Concentration of risk

For the three-month periods ended March 31, 2004 and 2005, the top ten customers together represented 70% and 65%, respectively, of total revenues.  In each of the three-month periods ended March 31, 2004 and 2005, two customers represented revenues in excess of 10% each of Wavecom's total consolidated revenues.

Sales to customers by geographic region are summarized as follows (in thousands):

	Three months ended March 31,
	2004	2005

Asia	€ 20,383	€ 19,800
Europe	14,401	15,803
Americas	1,878	2,304
Rest of world	2,073	462
	€38,735	€38,369

Geographic region is determined by the customer's invoice address and may not indicate the final destination of product usage.

WAVECOM S.A.

2. Inventory

Components of inventory are:

	December 31, 2004	March 31, 2005
	(in thousands)

Purchased components and raw materials	€ 324	€ 189
Finished goods	5,164	4,518
Components and finished goods held by contract manufacturers	10,921	7,591
	€16,409	€12,298

3. Shareholders’ Equity

At March 31, 2005, 15,506,290 were issued and outstanding with a nominal value of €1 per share.

A summary of the activity in outstanding warrants and stock options is as follows:

	Number of shares	Weighted average exercise price per share €	Price range €

Balance at December 31, 2004	2,115,663	39.21	4.57 - 150.72
Granted	506,200	4.91	4.19 – 5.39
Exercised	-	-	-
Cancelled	(282,784)	40.62	4.57 – 139.52
Balance at March 31, 2005	2,339,079	31.62	4.57 - 150.72

At March 31, 2005, 1,207,759 founders' warrants, stock options and warrants were exercisable at the average price of €51.73.

4. Segments

Three months ended March 31, 2005	EMEA	Americas	Asia-Pacific	Corporate	Consolidated
	————	————	————	————	————
	(amounts in €000s)
Revenues	€19,072	€2,422	€13,482	€3,393	€38,369
Operating income (loss)	3,643	54	(1,466)	(476)	1,755
Long-lived assets	5,980	629	4,314	1,089	12,012
Interest income	—	—	10	1,743	1,753
Interest expense	—	—	(4)	(48)	(52)
Capital expenditures	277	25	175	62	539

WAVECOM S.A.

Fiscal year 2004	EMEA	Americas	Asia-Pacific	Corporate	Consolidated
	————	————	————	————	————
	(amounts in €000s)
Revenues	€74,817	€6,574	€70,164	€—	€151,554
Operating loss	(8,676)	(1,526)	(13,020)	(57,654)	(80,876)
Long-lived assets	6,977	635	4,794	16,009	28,415
Interest income	—	—	26	2,051	2,077
Interest expense	—	—	(75)	(458)	(533)
Capital expenditures	1,153	80	859	462	2,554

WAVECOM S.A.

OPERATING AND FINANCIAL REVIEW

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes, all of which are available on the Wavecom corporate website (www.wavecom.com). Our first quarter financial results included in this discussion have been prepared in accordance with U.S. GAAP. This discussion includes forward-looking statements based on assumptions about our future business. Our actual results could differ materially from those contained in the forward-looking statements.

Results of Operations for the three-month ended March 31, 2005 compared to the three-month ended March 31, 2004

Revenues

	Three months ended
	March 2004	March 2005	% change	Dec. 2004	% change
			2004/2005		Q4-04/Q1-05
	(amounts in € 000s)

Product sales	38 298	34 868	-9.0%	36 881	-5.5%
Percentage of total revenues	98.9%	90.9%		98.5%

Technology development and other services	437	110	-74.8%	564	-80.5%
Percentage of total revenues	1.1%	0.3%		1.5%

Licensing revenue	0	3 391		0
Percentage of total revenues	0.0%	8.8%

Total revenues	38 735	38 369	-0.9%	37 445	2.5%

Sales by market

As % of total revenues :	Q1 2004	Q1 2005
Vertical applications (products and licensing) :	65%	92%
PCD (handset) business :	35%	8%
	100%	100%

Total first quarter 2005 revenues were €38.4 million, increasing 2% from the previous quarter. Product revenues for vertical applications of €31.9 million (83% of total) increased from the previous quarter by 2% and by 26% compared to the same period in 2004.  Revenues for the handset business of €3.1 million (8% of total) decreased from €6.2 million in the fourth quarter, an expected decline following the strategic shift away from this market.

WAVECOM S.A.

During the first quarter 2005, revenues generated from a new source, the licensing of software and technology, accounted for €3.4 (9% of total).  The company plans to continue licensing as a core part of its business.

The customer portfolio remained balanced with no single customer representing more than 14% of total revenues in the first quarter. The top ten customers combined represented 65% of revenues as compared to 71% in the fourth quarter 2004.

Backlog: Backlog as of March 31, 2005 stood at €30 million, compared to €32 million at the end of the previous quarter and was made up of 78% vertical applications, compared to 90% at December 31, 2004.  Working closely with its contract manufacturer, the Company has been able to significantly shorten delivery schedules giving customers increased confidence that orders can be quickly filled.  As a result, there was more business from orders placed and delivered within the quarter in the first quarter than has typically been seen in the past.  As this trend is likely to continue, backlog alone at the beginning of a quarter, may not be an accurate indicator of sales for that quarter.

Business news:

•

Launch of Wavecom’s next generation operating system, OS 6.60, embedded on Wavecom’s newest family of hardware platforms, the Quik Q26 series. The first in the series, the Q2686, was introduced in March, 2005.  This long-life, lead-free platform is designed to take customers into the future with many new features including expanded Download-over-the-air capabilities.

•

Release of Wavecom’s Open AT, version 3.0, allowing a greater degree of customization for all types of wireless applications.

•

Products sold to equip a major German automobile manufacturer with wireless capabilities.

•

Wavecom joined the European Union’s “eCall” initiative, aimed at reducing accident-related fatalities on European roads using in-vehicle communication devices.

•

A new distributor in Brazil, IP Componentes, joined the Wavecom distributor network.

•

Shipments for new wireless local loop applications began in APAC and Americas regions.

WAVECOM S.A.

Cost of revenues

	Three months ended
	March 2004	% sales	March 2005	% sales	Dec. 2004	% sales
	(amounts in € 000s)
Cost of revenues
Cost of products	30 095	78.6%	21 037	60.3%	22 581	61.2%
Cost of services and licensing	1 444	330.4%	60	54.5%	2 901	514.4%
Total cost of revenues	31 539	81.4%	21 097	55.0%	25 482	68.1%

Gross Profit

On Products	8 203	21.4%	13 831	39.7%	14 300	38.8%
On services and licensing	-1 007	-230.4%	3 441	98.3%	-2 337	-414.4%
Total gross profit	7 196	18.6%	17 272	45.0%	11 963	31.9%

Cost of goods sold.  Cost of goods sold consists primarily of the cost of components, our manufacturers' charges and provisions for royalties, obsolete and slow-moving inventories and warranty expense.

Cost of services.  The variability in gross profit or loss on services reflects the fact that we expense all development service costs as incurred, while we recognize service revenue only when the project is complete and the services have been accepted by the customer.

Total gross margin was 45% compared to 32% in the previous quarter exceeding our previously-stated target range of 33% to 35%, even without the high margin licensing revenue.  This improvement in gross margin is a result of the Company refining its product portfolio to exit low-margin products, as well as improving product launch and end-of-life in order to limit charges for excess and obsolete products.

Operating expenses

	Three months ended
	March 2004	% of	March 2005	% of	% change	Dec. 2004	% of	% change
		revenues		revenues	2004/2005		revenues	Q4-04/Q1-05
	(amounts in € 000s)

Operating expenses
Research and development	14 102	36.4%	5 869	15.3%	-58.4%	8 441	22.5%	-30.5%
Sales and Marketing	3 339	8.6%	3 048	7.9%	-8.7%	3 964	10.6%	-23.1%
General and Administrative	6 318	16.3%	4 514	11.8%	-28.6%	5 799	15.5%	-22.2%
Restructuring costs	1 078	2.8%	2 086	5.4%	93.5%	11 054	29.5%	-81.1%
Total	24 837	64.1%	15 517	40.4%	-37.5%	29 258	78.1%	-47.0%

Total operating expenses for the first quarter 2005 were €15.5 million, compared to €29.3 million in the fourth quarter 2004 and down 38% compared to the first quarter 2004. This significant decline in operating expenses is a direct result of the restructurings that took place throughout 2004.

WAVECOM S.A.

In particular research and development, sales and marketing, and general and administrative costs are declining due to significant reductions in headcounts, due to the decision in September 2004 to close both the semiconductor development activity and the development for handset customers, as well as lower office rental costs due to the exit of part of the leases during 2004 and finally, on going cost reduction actions.

Restructuring costs.  Wavecom took a charge of approximately €2.1 million during the first quarter of 2005 related to the restructuring plans announced in 2004.

Headcount.  Our global headcount was approximately 421 at March 31, 2005, down from approximately 820 at March 31, 2004 and from approximately 516 at December 31, 2004. This headcount figures includes salaried employees (approximately 21% were in notice period before leaving Wavecom) as well as independent contractors, which represented nearly 12% of the March 31, 2005 figure.

Other income (expense)

 Interest and other financial income, net.  We recorded net interest and other financial income of  €254,000 in the first three months of 2005, compared to €479,000 in the same period in 2004. This is due to the lower average level of cash during the first three months of 2005 versus 2004 and to lower interest rates.

 Foreign exchange gain.  We had a net foreign exchange gain of €1,447,000 in the three months ended March 31, 2005 compared a net gain of €2,239,000 in the same period in the prior year.

Income tax expense (benefit).  Our €378,000 net tax expense in the first three months of 2005 (benefit of €117,000 in the first three months of 2004), represents principally withholding tax,  income tax in France and in an Asian subsidiary offset  by French research tax credits.

Liquidity and capital resources

We had negative cash flow from operating activities of €782,000 in the three-month period ended March 31, 2005 compared to a negative cash flow from operating activities of €21,756,000 in the first three months of 2004 and a negative cash flow from operating activities €62,482,000 in the year ended December 31, 2004. The improvement of the cash flow is linked with our operating profit in the first quarter 2005.

We had working capital (defined as current assets less current liabilities) of €28,166,000 at March 31, 2005, compared to €20,458,000 at December 31, 2004.

At March 31, 2005, our capital lease obligations (including the current portion), amounted to €613,000, compared to capital lease obligations of €768,000 at the end of 2004. We had €54,372,000 in cash and cash equivalents at March 31, 2005 compared to €53,318,000 at December 31, 2004.

At March 31, 2005, we had no commitments outstanding to purchase fixed assets compared to €300,000 at March 31, 2004, which were placed in service during the following two quarters. At March 31, 2005, we had purchase commitments with our third-party manufacturer for future deliveries of products, principally during the next two quarters. These purchase commitments totaled approximately  €14 million.

Based on our current plans, we believe that our available capital resources will be adequate to satisfy our cash requirements at least for the next 12 months.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WAVECOM S.A.

Date: July 13, 2005	By:	/s/ Chantal Bourgeat
Chantal Bourgeat
Chief Financial Officer